ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP℠

Supplement dated June 26, 2009 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated May 1, 2009, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. The share class of the BlackRock Mid Cap Value Opportunities Fund available under your contract is Investor A shares. Accordingly, all references to Class A of the BlackRock Mid Cap Value Opportunities Fund are hereby deleted and replaced with Investor A shares.

2. The information for ING Clarion Real Estate Portfolio and ING U.S. Bond Index Portfolio in Appendix IV – Fund Descriptions of the Contract Prospectus is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Investors Trust – ING Clarion Real Estate Portfolio	Directed Services LLC **Subadviser**: ING Clarion Real Estate Securities L.P.	A *non-diversified* portfolio that seeks total return.
ING Variable Portfolios, Inc. – ING U.S. Bond Index Portfolio	ING Investments, LLC **Subadviser:** Neuberger Berman Fixed Income LLC	Seeks investment results (before fees and expenses) that correspond to the total return of the Barclays Capital U.S. Aggregate Bond Index®.

3. The information for ING Opportunistic LargeCap Value Portfolio (Class I) and ING U.S. Bond Index® Portfolio (Class I) in the Subaccount Administrative Adjustment Charge chart on page 21 of the Contract Prospectus and page 9 of the Contract Prospectus Summary is hereby deleted and replaced with the following:

Fund or Fund Family	*Charge*	*Fund or Fund Family*	*Charge*
ING Opportunistic LargeCap Portfolio (Class I)	0.15%	ING U.S. Bond Index Portfolio (Class I)	0.25%

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.